

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

January 6, 2009

via U.S. mail and facsimile

Mr. Ram Mukunda
President and CEO
India Globalization Capital, Inc.
4336 Montgomery Ave.
Bethesda, MD 20814

RE: **Form 8-K Item 4.01 filed May 8, 2008**
        Form 8-K/A Item 4.01 filed May 22, 2008
        File #1-32830

Dear Mr. Mukunda:

        We issued comments to you on the above captioned filings on May 14, 2008 and December 17, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a substantive response to these comments by January 20, 2009.

        If you do not provide a substantive response to the outstanding comments by January 20, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

        Please contact Jeffrey Gordon, Staff Accountant at (202) 551-3866 if you have any questions.

                                        Sincerely,

                                        Rufus Decker
                                        Accounting Branch Chief